Rayovac Corporation
                             601 Rayovac Drive
                          Madison, Wisconsin 53711


                                          April 9, 2001


BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention: Filing Desk

                  Re: Rayovac Corporation--Registration Statement on Form S-3

Ladies and Gentlemen:

            Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, Rayovac Corporation (the "Company") hereby requests that its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 24, 1998 (the "Registration Statement"), be withdrawn. Due to changing market conditions and other business considerations, the Company did not request that the Registration Statement be declared effective and no securities were sold pursuant to the Registration Statement.

            If you have any questions or require further information with respect to this request for withdrawal, please contact the undersigned at
(608) 275-4585.

                                    Very truly yours,

                                    RAYOVAC CORPORATION

                                    By /s/ James T. Lucke
                                      --------------------------------------
                                      James T. Lucke
                                      Vice President and General Counsel